Exhibit 8.1

Quattlebaum, Grooms & Tull

A PROFESSIONAL LIMITED LIABILITY COMPANY

111 Center Street

Suite 1900

Little Rock, Arkansas 72201

(501) 379-1700

August 20, 2015

Simmons First National Corporation

P. O. Box 7009

Pine Bluff, Arkansas 71611

Ozark Trust & Investment Corporation

1517 East Bradford Parkway

Springfield, Missouri 65804

Re:	Merger of Ozark Trust & Investment Corporation ("Ozark Trust") into Simmons First National Corporation ("Simmons")

Gentlemen:

We have acted as counsel to Simmons in connection with the proposed merger ("Merger") of Ozark Trust with and into Simmons, pursuant to the terms of the Agreement and Plan of Merger, dated as of April 28, 2015 ("Merger Agreement") by and between Simmons and Ozark Trust as described in the Registration Statement on Form S-4 filed by Simmons with the Securities and Exchange Commission ("Registration Statement").

In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Agreement, (ii) the Registration Statement (iii) a Tax Representation Certificate from Ozark Trust, dated August 19, 2015, making certain factual representations, (iv) a Tax Representation Certificate from Simmons, dated August 19, 2015, making certain factual representations, and (v) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

Quattlebaum, Grooms & Tull

August 20, 2015

Based upon and subject to the foregoing, we are of the opinion that:

1.	The discussion contained in the prospectus included as part of the Registration Statement ("Prospectus") under the caption "Material U.S. Federal Income Tax Consequences of the Merger", expresses the material Federal income tax consequences applicable to holders of Ozark Trust common stock.

2.	The Merger constitutes a reorganization pursuant to Sections 368(a)(1)(A) of the Internal Revenue Code of 1986.

3.	Each of Simmons and Ozark Trust will be a party to such reorganization.

You should be aware that the discussion under the caption "Material U.S. Federal Income Tax Consequences of the Merger" in the Prospectus and the opinions set forth above represent our conclusions as to the application of existing law to the Merger. There can be no assurance that contrary positions may not be taken by the Internal Revenue Service.

We express no opinion concerning the consequences of the Merger or the appropriate tax treatment thereof under the alternative minimum tax, any applicable state, local or foreign taxing statutes or any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This opinion is solely for use by you and your shareholders in connection with the consummation of the Merger and the preparation and filing of returns for compliance with the internal revenue laws of the United States. It is not to be quoted in whole or in part or otherwise referenced to in any transaction which is not contemplated by the Merger Agreement and may not be filed with any governmental agency or other person without the prior written consent of this firm.

The opinions expressed herein are as of the date hereof and we assume no obligation to update or supplement such opinions to reflect any facts or circumstances which hereafter come to our attention or any changes in laws which may hereafter occur.

Sincerely,

/s/ Quattlebaum, Grooms & Tull PLLC